VERSADIAL, INC.
350 MADISON AVENUE, SUITE 4510
NEW YORK, NY 10165

February 11, 2008

Securities and Exchange Commission
Washington, DC 20549-7010

Re:	Versadial, Inc.
Registration Statement on Form SB-2
File No. 333-141365

Ladies and Gentlemen:

Versadial, Inc., in connection with its request for acceleration of the above registration statement to the Securities and Exchange Commission, hereby acknowledges that:

Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Versadial from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

Versadial may not assert the comments of the Commission or the staff acting by delegated authority or the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours,
VERSADIAL, INC.

By:	/s/ Geoffrey Donaldson
Geoffrey Donaldson
Chief Executive Officer